

December 5, 2023

Tony Tianyu Hou
Chief Financial Officer
Sea Limited
1 Fusionopolis Place, #17-10
Galaxis Singapore 138522

> **Re: Sea Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed April 6, 2023**
> **File No. 001-38237**

Dear Tony Tianyu Hou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 97

1. Please revise your discussion of year over year changes in operating results to include more fulsome information supporting your explanations for each change. For example, you state the decrease in revenue in Digital Entertainment for fiscal 2022 is due to ongoing moderation in user engagement and monetization, but you do not provide any metrics on an annual basis (such as number of users, new accounts per month, active users or average digital purchase dollars per user) or other relevant information to understand the reason for the decrease. Similarly, you state the increase in revenue in E-commerce and other services for fiscal 2022 is due to improved monetization in your e-commerce business and the growth of your credit business, but do not provide information such as average transaction value, quantification of the growth in your credit business,

changes in interest rates, number of loans outstanding, average value per loan outstanding or other relevant information to understand the reason for the increase. Refer to the guidance in the appropriate sections of Item 5 and related instructions thereto of Form 20-F. Please note material variances in other line items presented should be similarly analyzed.

2. Please explain to us and reconcile the amounts presented for "E-commerce and other services" and "Sales of goods" on page 96 to the amounts presented for "E-commerce," "Digital Financial Services" and "Other Services" presented on pages 100 and 101. In connection with this, it appears revenue, cost of revenue and gross profit of "Digital Financial Services" are included in the respective amounts for "E-commerce and other services" but appears material for fiscal 2022 for separate presentation and analysis. Please consider separate presentation on this basis so that investors may better understand your operations.

3. Please explain to us and consider disclosing as appropriate the basis for the level of the gross margins for each of digital entertainment, e-commerce and other services and sales of goods reported on pages 97 and 99 and the reason for the variation in the gross margins between these operations so that investors may have a better understanding of the contribution of each of these operations to your results.

4. You disclose the provision for credit losses increased 337.5% for fiscal 2022 primarily driven by increases in the growth in your loan book. However, your gross loans receivable balance only increased 42% as of December 31, 2022 compared to December 31, 2021. Please tell us whether there were specific changes in borrower characteristics or standards leading to this increase in default, and/or whether this increase was related to specific unusual events or circumstances.

B. Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 102

5. You state the decrease in the change in escrow payables and advances from customers for fiscal 2022 is in line with GMV growth. Please disclose how these two items correlate to impact your operating cash flows and the extent thereof between fiscal 2022 and 2021. You also refer to a decrease in the change in accrued expenses and other payables as a factor in the change in operating cash flows between fiscal 2022 and 2021, but it is not clear how the change in these accrued balances between the respective year end dates impacts the amount of operating cash expended for the noted marketing and welfare expenses for the entirety of fiscal 2022 relative to the entirety of fiscal 2021. It also appears from the significant increases in general and administrative expenses and research and development expenses in fiscal 2022 relative to fiscal 2021 reported in the statements of operations that cash expended for these in each year may have impacted the amount of the change in operating cash flows between these years. Note merely citing changes in results, working capital items and noncash items reported in the statement of cash flows

may not provide a sufficient basis to understand why the amount of operating cash changed between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular the introductory paragraph thereof and instructions 1 and 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

6. Please discuss the operational reasons for the negative operating cash flows for fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

E. Critical Accounting Estimates, page 107

7. Please revise your discussion to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported. To the extent practicable and material, provide quantitative disclosure, with sensitivity analysis of how your results may differ under different factors, assumptions, and judgments you considered. Refer to Item 5.E of Form 20-F and Section V of Release No. 33-8350 for guidance. Consider expanding your discussion in this regard concerning: (i) determination of the estimated service period for revenue recognition and its impact on the amount of revenue defer and subsequently recognize, (ii) fair value and impairment evaluation of investments in equity securities, (iii) computation of share-based compensation, (iv) determination of the amount of uncertain tax positions and deferred taxes, and (v) impairment of long lived assets in the E-commerce segment.

Consolidated Statements of Cash Flows, page F-15

8. You present the change in "loans receivable" as an investing activity. At December 31, 2022, the predominant majority of the balance of loans receivable is reported as a current asset and is for consumers. Please explain to us in sufficient detail the nature and purpose of loans receivable with consumers, including how they originate, and the basis for your presentation in the statements of cash flows.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Revenue recognition
(i) Digital entertainment revenue, page F-36

9. You disclose proceeds from the sales are initially recognized as escrow payables and advances from customers and subsequently reclassified to deferred revenue when the users make in game purchases of virtual goods within the games. Please explain to us and

disclose as appropriate what "sales" have occurred when proceeds are initially recognized as escrow payables and advances from customers, how this amount is initially determined and how the proceeds are received by you.

(b) User-based revenue model, page F-37

10.   Please explain to us and disclose as appropriate when this model is applicable and the basis for the amount of revenue recognized.

(iii) Digital financial services, page F-39

11.   Please explain to us and disclose as appropriate the basis for granting loans to customers, in particular those for consumers, and the typical general terms and conditions associated with such loans, such as but not limited to length of time, interest rate, repayment, and determination of associated fees.

Note 4. Goodwill and Acquisitions, page F-46

12.   Please revise your disclosure to include the goodwill disclosures required by ASC 350-20-50-1 for each of your reportable segments as well as in total.

Note 14. Share-Based Compensation, page F-61

13.   Please explain to us why you believe using the simplified method to determine the expected term is appropriate in your circumstances. We note you have reported historical exercise data since fiscal 2017. Refer to Question 6 of SAB Topic 14.D.2.

Note 21. Segment Reporting, page F-72

14.   Please disclose the amount of assets for each reportable segment and provide a reconciliation to your consolidated total assets. Refer to the guidance in ASC 280-10-50-22 and 30(c).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services